98

04036827

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intl Road Dynamics Inc.

*CURRENT ADDRESS

PROCESSED

SEP 14 2004

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3899 FISCAL YEAR 11-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/13/04

82-3899

kpmg

RECEIVED
2004 SEP -8 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
11-30-03

Consolidated Financial Statements of

INTERNATIONAL ROAD DYNAMICS INC.

Years ended November 30, 2003 and 2002

kpmg

KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Telefax (306) 934-6233
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Road Dynamics Inc. as at November 30, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Saskatoon, Canada

January 23, 2004

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

November 30, 2003 and 2002

		2003		2002
Assets				
Current assets:				
Cash	$	921,943	$	356,101
Accounts receivable (note 3)		12,557,929		11,421,998
Investment tax credits recoverable		715,000		785,000
Inventory		4,555,876		2,063,418
Prepaid expenses and deposits		189,917		86,371
		18,940,665		14,712,888
Investment tax credits recoverable		1,739,000		904,000
Deferred project costs		–		153,560
Property, plant and equipment (note 4)		4,578,574		3,775,543
Intangible assets (note 5)		285,698		355,390
	$	25,543,937	$	19,901,381
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term loans (note 6)	$	4,835,000	$	133,332
Accounts payable and accrued liabilities		3,354,169		2,613,596
Income taxes payable		89,666		25,500
Deferred revenue		265,480		328,000
Current portion of long-term debt (note 7)		67,900		100,000
Future income taxes (note 8)		881,000		1,281,000
		9,493,215		4,481,428
Deferred revenue		575,729		674,679
Long-term debt (note 7)		1,199,892		1,243,629
Future income taxes (note 8)		744,000		512,000
Shareholders' equity:				
Share capital (note 9)		11,571,863		11,636,948
Retained earnings		1,959,238		1,352,697
		13,531,101		12,989,645
	$	25,543,937	$	19,901,381

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Terry Bergan" Director

"Ray Harris" Director

INTERNATIONAL ROAD DYNAMICS INC.
Consolidated Statement of Earnings and Retained Earnings

Years ended November 30, 2003 and 2002

	2003	2002
Sales	$ 28,287,536	$ 28,945,472
Cost of sales	18,338,066	18,799,549
	9,949,470	10,145,923
Administrative and marketing expenses	6,678,154	6,587,331
	3,271,316	3,558,592
Research and development (note 10)	752,268	775,471
Earnings before other expenses (income)	2,519,048	2,783,121
Other expenses (income):		
Foreign exchange loss (gain)	1,005,406	(97,434)
Amortization	799,284	647,393
Interest and bank charges	98,441	153,632
Interest on long-term debt	88,512	63,548
Interest and other income	(27,150)	(71,078)
	1,964,493	696,061
Earnings before provision for income taxes	554,555	2,087,060
Provision for income taxes (note 8)		
Current	58,814	1,225,500
Future (recovery)	(168,000)	(473,500)
	(109,186)	752,000
Net earnings	663,741	1,335,060
Retained earnings, beginning of year	1,352,697	24,522
Redemption price of shares in excess of book value	(57,200)	(6,885)
Retained earnings, end of year	$ 1,959,238	$ 1,352,697
Earnings per share (note 11)		
Basic	$ 0.05	$ 0.10
Diluted	$ 0.05	$ 0.10

See accompanying notes to consolidated financial statements.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Cash Flows

Years ended November 30, 2003 and 2002

	2003	2002
Cash flows from (used in):		
Operations:		
Net earnings:	$ 663,741	$ 1,335,060
Items not involving cash:		
Amortization of property, plant and equipment and intangible assets	799,284	647,393
Amortization of deferred project costs	–	305,206
Common shares issued for expenses (note 9)	51,990	56,384
Provision for future income taxes	(168,000)	(473,500)
Change in non-cash working capital:		
Accounts receivable	(678,563)	954,270
Investment tax credits recoverable	(765,000)	425,000
Inventory	635,711	(381,032)
Prepaid expenses and deposits	5,265	177,511
Accounts payable and accrued liabilities	649,955	5,281
Income taxes payable	44,354	25,500
Deferred revenue	(161,470)	(72,207)
	1,077,267	3,004,866
Financing:		
Short-term loans	4,701,668	(2,171,270)
Increase in long-term debt	–	813,206
Repayment of long-term debt	(105,438)	(209,206)
Common shares issued	166,820	486,440
Repurchase of share capital	(341,095)	(27,621)
	4,421,955	(1,108,451)
Investing:		
Additions to property, plant and equipment	(1,148,946)	(1,924,195)
Additions to intangible assets	–	(11,776)
Business acquisition – net of cash acquired (note 2)	(3,784,434)	–
	(4,933,380)	(1,935,971)
Increase (decrease) in cash	565,842	(39,556)
Cash, beginning of year	356,101	395,657
Cash, end of year	$ 921,943	$ 356,101
Supplemental cash flow disclosure:		
Interest paid	$ 189,136	$ 214,791
Income taxes paid	$ 16,975	$ 8,506

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries, PAT Compania Limitada (Chile) and International Road Dynamics Corporation (US). All significant inter-company accounts and transactions have been eliminated.

(b) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(c) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations originally extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on buildings, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. Work zone rental equipment is amortized on a straight-line basis over five years. In the year of acquisition one-half of the normal rate is taken on net additions.

1. Significant accounting policies - continued:

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows, the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has a stock based compensation plan, which is described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital.

1. Significant accounting policies - continued:

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed using the treasury stock method, which is similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised at the beginning of the year and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Business acquisitions:

The Company acquired substantially all of the assets of the traffic and telematics business of German-based PAT GmbH ("PAT") in two separate transactions.

On August 7, 2003, the Company acquired the inventory and equipment of PAT located in Europe and the United States ("US") at a cash cost of $3,171,804. On October 2, 2003, the Company acquired a 100% equity interest in PAT Compania Limitada, a Chilean operation, at a net cash cost of $612,630.

The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the effective dates of purchase.

The following tables summarize the estimated fair value of the assets acquired and liabilities assumed at the dates of acquisition:

Europe and US assets:

Inventory	$	3,053,726
Equipment		118,078
	$	3,171,804

Chilean operations:

Working capital – net of cash acquired	$	376,632
Plant and equipment		260,488
Intangible assets		5,111
Less long-term debt assumed		(29,601)
	$	612,630

Total assets purchased, net of cash acquired	$	3,784,434

3. Accounts receivable:

	2003	2002
Trade receivables	$ 9,070,832	$ 9,145,097
Unbilled revenue	3,248,067	2,100,535
Other	239,030	176,366
	$ 12,557,929	$ 11,421,998

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

4. Property, plant and equipment:

		2003		2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$ –	$ 275,000	$ 275,000
Buildings	2,817,977	443,417	2,374,560	2,235,364
Office equipment	783,121	487,600	295,521	318,770
Automotive	1,388,213	757,493	630,720	468,758
Computer equipment	1,051,428	681,550	369,878	319,987
Computer software	633,207	551,309	81,898	72,089
Manufacturing equipment	503,851	277,060	226,791	85,575
Work zone rental equipment	360,229	36,023	324,206	–
	$ 7,813,026	$ 3,234,452	$ 4,578,574	$ 3,775,543

5. Intangible assets:

		2003		2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 686,126	$ 493,315	$ 192,811	$ 249,051
Patent costs	202,618	109,731	92,887	106,339
	$ 888,744	$ 603,046	$ 285,698	$ 355,390

6. Short-term loans:

	2003	2002
Bank credit facility. Authorized to a maximum of $7.5 million with interest at bank prime plus 0.65% and secured by a general security agreement on all the assets of the Company.	$ 4,835,000	$ –
Bank term loan repayable in monthly installments of $16,667 plus interest at bank prime plus 1.25% and secured by a general security agreement on all the assets of the Company.	–	133,332
	$ 4,835,000	$ 133,332

The Company has a revolving project financing facility, authorized to a maximum of $1.2 million with interest at bank prime plus 3.0% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.

7. Long-term debt:

	2003	2002
Royal Bank mortgage repayable in monthly installments of $11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building and a general security agreement. Due August 1, 2007.	$ 1,229,291	$ 1,282,285
Other long-term debt with various repayment terms and a weighted average interest rate of 7.25%. Secured by certain assets of the Company.	38,501	61,344
	1,267,792	1,343,629
Less current portion	67,900	100,000
	$ 1,199,892	$ 1,243,629

The following represents the expected aggregate principal payments over the next four years:

2004	$ 67,900
2005	68,800
2006	82,700
2007	1,048,392
	$ 1,267,792

8. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 41% (2002 - 43%) to pretax earnings as a result of the following:

	2003	2002
Net earnings before provision for income taxes	$ 554,555	$ 2,087,060
Computed "expected" tax expense	226,814	897,000
Increase (reduction) in income taxes resulting from:		
Non-deductible expenses	101,000	175,000
Manufacturing and processing profits deduction	(152,000)	(155,000)
Large corporations tax	22,000	13,000
Reduction due to corporate tax rate changes	(294,000)	(178,000)
Reduction due to lower rate of tax on foreign income	(13,000)	–
	$ (109,186)	$ 752,000

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2003	2002
Current future tax assets and liabilities:		
Future tax assets:		
Non-capital loss carryforwards	$ 109,000	$ –
Unclaimed research and development	564,000	–
	673,000	–
Future tax liabilities:		
Unbilled revenue	(1,274,000)	(885,000)
Investment tax credits	(280,000)	(331,000)
Deferred project costs	–	(65,000)
	(1,554,000)	(1,281,000)
Net current future income tax liability	$ (881,000)	$ (1,281,000)
Future non-current tax assets and liabilities:		
Future tax assets:		
Capital loss carryforwards	$ 102,000	$ 102,000
Less valuation allowance	(102,000)	(102,000)
	–	–
Future tax liabilities:		
Investment tax credits	(682,000)	(417,000)
Property and equipment and intangible assets	(62,000)	(95,000)
	(744,000)	(512,000)
Net non-current future tax liabilities	$ (744,000)	$ (512,000)

8. *Income taxes – continued:*

At November 30, 2003, the Company has $281,000 of non-capital losses available which can be carried forward to the end of the 2010 fiscal year and applied against taxable income of those years. In addition, at November 30, 2003 the Company has $470,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2003 the Company has recognized investment tax credits of $2,454,000 as a result of its research and development activities. The Company has recognized $765,000 of these tax credits in the current year (2002 - $775,000).

9. Share capital:

(a) Authorized and issued capital:

	2003	2002
Common voting shares. Authorized an unlimited number of shares, issued 13,566,177 shares (13,657,796 shares issued at November 30, 2002)	$ 11,571,863	$ 11,636,948

(b) Share transactions:

The Company had the following common share transactions during the 2003 and 2002 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 2001	12,861,646	$ 11,114,860
Shares issued in exchange for expenses	42,183	56,384
Shares issued for employee stock options exercised	778,067	486,440
Shares repurchased and returned to treasury	(24,100)	(20,736)
Balance, November 30, 2002	13,657,796	$ 11,636,948
Shares issued in exchange for expenses	46,581	51,990
Shares issued for employee stock options exercised	195,000	166,820
Shares repurchased and returned to treasury	(333,200)	(283,895)
Balance, November 30, 2003	13,566,177	$ 11,571,863

9. Share capital - continued:

(c) Options:

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2003, 1,579,332 (2002 – 1,569,332) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee of the Board of Directors.

At November 30, 2003, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2003	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2003	Weighted-Average Exercise Price
$ 0.95 – 1.10	139,000	1.35	$1.05	119,000	$1.05
$ 1.11 – 1.55	258,500	0.71	$1.25	241,833	$1.24
$ 1.56 – 1.60	337,000	1.04	$1.56	330,333	$1.56
	734,500			691,166	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 2001	1,770,067	$ 1.08
Options granted	459,000	1.51
Options exercised	(778,067)	0.63
Options expired and cancelled	(531,500)	1.87
Outstanding, November 30, 2002	919,500	$ 1.27
Options granted	60,000	1.04
Options exercised	(195,000)	0.86
Options expired and cancelled	(50,000)	1.29
Outstanding, November 30, 2003	734,500	$ 1.35

Outstanding options expire between February 28, 2004 and November 30, 2006.

9. Share capital - continued:

Effective December 1, 2002, the Company adopted new CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost of the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation costs recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of three year weighted average expected option life, expected forfeiture rate of 50%, 22% volatility and risk-free rate of return of 2.31%. For the year ended November 30, 2003, the effect on compensation cost of using this approach would be to reduce net earnings by $2,843 which would have an insignificant impact on earnings per share.

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right may be exercised at a price of $20 to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the rights.

9. Share capital - continued:

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and;
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2002, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

9. Share capital - continued:

(e) Normal Course Issuer Bid:

On November 23, 2002, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 2, 2002 to December 1, 2003 for the purchase and cancellation of up to 600,000 common shares, representing 4.48% of the shares then outstanding. During the year, 333,200 shares were repurchased at a cost of $341,095. The excess of the repurchase cost of these shares over book value was charged to retained earnings.

10. Research and development:

	2003	2002
Research and development expenditures	$ 1,530,296	$ 1,552,568
Less grants and investment tax credits	778,028	777,097
	$ 752,268	$ 775,471

11. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2003	2002
Net earnings	$ 663,741	$ 1,335,060
Weighted average number of common shares outstanding:		
Basic	13,525,097	13,178,740
Effect of stock options	44,476	432,339
Diluted	13,569,573	13,611,079
Earnings per share:		
Basic	$ 0.05	$ 0.10
Diluted	$ 0.05	$ 0.10

Share options to purchase 595,500 common shares at $1.16 to $1.60 per share were outstanding in 2003 (2002 – 382,000 common shares at $1.45 to $1.60 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

12. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2003 and at November 30, 2002, the Company had no open forward foreign exchange contracts.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable, accounts payable and accrued liabilities and income taxes payable, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

13. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2003	2002
Canada	$ 1,111,948	$ 2,186,130
United States	23,920,585	22,817,273
Offshore	3,255,003	3,942,069
	$ 28,287,536	$ 28,945,472

14. New accounting pronouncements:

(a) Stock-based compensation:

Effective December 1, 2004, the Company will adopt the revised CICA Handbook Section 3870, Accounting for Stock-Based Compensation and Other Stock-Based Payments. Revised Section 3870 requires all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments to be recognized in the financial statements at fair value. This change effectively requires companies to expense the cost of stock options provided to employees. This requirement is effective for financial periods beginning on or after January 1, 2004. As discussed in note 9 (c), adoption of this standard in 2003 would have reduced net earnings by $2,843.

(b) Guarantees:

In 2003, the CICA issued Accounting Guideline AcG-14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The new guideline applies generally to contracts that require payments contingent on certain specified types of future events. The Company adopted the new Guideline for the current year.

15. Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

May 30, 2004

ANNUAL INFORMATION FORM

INTERNATIONAL ROAD DYNAMICS INC.

(the "Company")

702 - 43rd Street East
Saskatoon, Saskatchewan
Canada S7K 3T9
(306) 653-6600

NAME AND INCORPORATION OF THE COMPANY

The Company was incorporated pursuant to Articles of Incorporation filed under *The Business Corporations Act* (Saskatchewan) on December 4, 1980. The Company was continued under the provisions of the *Business Corporations Act* (Canada) on August 28, 1997. The Articles of Incorporation have been amended from time to time to add and/or delete various classes of shares. The Articles of Incorporation were last amended on July 4, 1996 such that as of the date of this statement, only common shares of the Corporation are authorized and issued.

The address of the head office and principal office of the Company is 702 43rd Street East, Saskatoon, Saskatchewan, S7K 3T9. The address for service and the registered and records office of the Company is 374 3rd Avenue South, Saskatoon, Saskatchewan, S7K 1M5.

SUBSIDIARIES

IRD Corporation, Michigan, USA
Pat Traffic Chile, Santiago, Chile

BUSINESS OF THE COMPANY

THE INDUSTRY

Transportation Management, Monitoring and Systems Industry
The Intelligent Transportation Systems (ITS) Industry

International Road Dynamics Inc. (IRD) is a highway traffic management products and systems technology company. IRD operates in the worldwide Intelligent Transportation Systems (ITS) industry. IRD's multi-disciplinary team of experts develops advanced technologies to detect and weigh vehicles at highway speeds and integrates these and other complementary ITS technologies into advanced traffic and safety solutions and custom-designed systems.

Traffic problems, the high cost of traffic congestion, concern about traffic safety, the need to optimize roadway usage, environmental issues such as traffic emissions and the costs of maintaining existing infrastructure and the additional costs of building new highways are serious challenges for politicians and highway planning engineers. Intelligent Transportation Systems are designed to provide safer, quicker and more efficient travel.

Today, governments around the world are viewing the roadway system as a necessary infrastructure to support local economies, further economic expansion and compete in a global economy. The provision of an efficient and a safe highway network to move private and commercial vehicles (trucks) is a high priority for governments worldwide. In addition to traditional government funding, governments are increasingly considering alternate financial arrangements to afford and to maintain highways, and to implement and realize the benefits of ITS systems. Alternate financial arrangements include, for example, the charging for highway use through tolls, the privatization of highways and highway maintenance which could also be financed through tolls, private-public partnerships (PPP), long term service and maintenance contracts and the provision of traffic management and information services. These initiatives all involve the use of ITS systems and products. Also, private businesses that manage or use fleet vehicles as part of their operations are increasingly implementing ITS products into their management systems. The business of IRD and the ITS markets have expanded world wide as well as into both the private and government sectors.

PAT Acquisition

On August 7, 2003 the Company announced the asset purchase of the Intelligent Transportation Systems (ITS) business from German based PAT Gmbh. The Company acquired substantially all the assets of the Traffic and the Telematics business located in Europe and the United States. In addition to the new and expanded operating base in the United States, the acquisition substantially increased its presence through distributors in Europe and throughout Asia and the Middle East. On October 2, 2003 the Company also purchased the Santiago, Chile based ITS business from PAT Gmbh and on April 7, 2004 the Company announced a partnership in Sao Paulo, Brazil that purchased the assets of the Brazil based ITS business of PAT Gmbh. The acquisitions in South America firmly established the Company's business in Latin and South America and furthered its strategy to expand and diversify its revenues in international markets.

The U.S. Market

The U.S. National Highway System consists of approximately 155,000 miles of road. Traffic congestion on these roads continues to increase, and the solution of building more roads is both financially and environmentally undesirable. Safety is also a primary concern.

State governments are currently spending approximately $100 million annually for truck weight enforcement. It is estimated that traffic congestion costs the United States $100 billion each year in lost productivity. Traffic accidents cost an additional $70 billion per year. As a result, large budgets are currently being appropriated for improving the efficiency and automating the highways system in the U.S.

The largest source of federal funding for ITS in the U.S., which in the past comprises over 80% of IRD's market, is the Transportation Equity Act for the 21st Century (TEA-21). The existing program ended on September 30, 2003. There has been some debate between the U.S. House of Representatives and the Senate over the size of the next six year program, called SAFETEA and since October 1, 2003 the U.S. program has been operating on a month to month basis pending the passage of SAFETEA. It is expected that SAFETEA will be passed in the near future with a six-year budget of approximately US$318Billion.

SAFETEA-21 promotes an efficient, safe, environmentally friendly and intermodal vision for the U.S. transportation system and recognizes the important role that technology plays in achieving these goals.

In 1995, the ITS marketplace began a transition from a research and development and demonstration phase to a technology deployment phase. In the U.S., the deployment of proven technologies is expected to increase over the next several years, with full deployment of a nationwide system expected by 2010. With the Company's strong market position in the United States and its proven products, management believes that it is in a good position to grow with the ITS Industry both in the government and private sectors. In FY2003 the company expanded its operations in the United States and introduced new products aimed at capitalizing on this significant market opportunity.

International Budgets

Recognizing the proven benefits of ITS technologies in transportation programs and specifically highways, governments worldwide have defined ITS Programs similar to the ITS program in the U.S.. In addition, in developing countries, governments recognize the need to improve the efficiency of their highway systems using new technologies. They also recognize that improved transportation infrastructures will be necessary to improve their economies. Funding for projects in developing countries is typically provided by international development or financing agencies, such as the World Bank, Economic Development Corporation of Canada, the Asian Bank, the Arab Bank, U.S. Aid, the International Bank for Reconstruction and Development, and the Canadian International Development Agency.

These international financial institutions understand the necessity of monitoring and managing the use of new highways. Their experiences during the past decade established the requirements that the recipient country should not only monitor and control the use of the new highway, but also acquire the technology to efficiently manage their new highway infrastructure. Agencies such as the World Bank and other international financial entities, are providing significant budgets to construct new highways. IRD has been, and will continue to be, a major presence in a number of these developing countries, including India, Pakistan, and a number of South and Central American countries.

HISTORY OF THE BUSINESS OF THE COMPANY

The Company was established in 1980 to commercialize the research that Dr. A.T. Bergan had done in the area of dynamic weighing of vehicles in motion.

The Company was founded to meet the needs of the transportation industry by supplying cost-effective, programmable, durable traffic management and traffic monitoring systems. From the outset, the Company has been market driven, designing its systems with a comprehensive understanding of its customers' requirements.

IRD began its operations in 1981. At that time, Weigh-in-Motion (WIM) products produced by existing suppliers were being outpaced by technological advances, and the market was undergoing significant change in terms of user needs and applications. Due primarily to the expertise and reputation of Dr. A.T. Bergan, the Company's co-founder and Chairman, the Company secured major projects in the United States and Canada for the supply and installation of WIM highway systems.

The initial projects for supplying and installing WIM monitoring systems in highways included Minnesota, Oregon, Maine and California in the United States and later, the provinces of Ontario and Quebec in Canada.

The Company continued to market its products in Canada and continued its research to develop improved technology. By 1988, the Company had established a solid foundation of proprietary weigh-in-motion hardware and software technologies. It had introduced a new line of traffic counting and classifying systems, and a new high quality, reliable, modular WIM data collection system.

From 1989 to 1992 the Company's business expanded rapidly, driven primarily by market expansion in Canada and the United States financed under the Strategic Highways Research Program (SHRP) in the United States and the Canadian Strategic Highway Research Program (CSHRP) in Canada. The weigh-in-motion systems installed during this period were used primarily for data collection purposes. While this specific program is now complete, data collection equipment continues to be purchased by departments of highways throughout North America for transportation planning purposes.

In 1993 the Company received certain orders for the installation and demonstration of weigh-in-motion systems to provide specific data to vehicles that related their vehicle characteristics to specific road characteristics. These systems can advise trucks that are in danger of roll over on sharp turns and of safe descent speeds on long downhill declines. Also during this period the Company demonstrated the first use of weigh-in-motion scales in mainlines of highways (rather than on weigh station exit ramps) combined with Automatic Vehicle Identification tags to create weigh station bypass systems for legal trucks. The first full deployment of these systems on a road network was initiated by the State of Oregon in 1995 under the "Greenlight" project.

In 1994 the Company issued 2.6 million shares to the public and listed its shares for trading on the Vancouver Stock Exchange. The proceeds of this offering of $3.2 million were used mostly for working capital to finance sales growth.

On October 1, 1996, the Company acquired substantially all the business assets of TeleRide/Sage Limited ("TSL"). TeleRide/Sage Limited was a Canadian company located in Toronto that developed and supplied integrated software solutions for city transit agencies. It developed software systems for use by transit agencies in the areas of operations, public information and scheduling. In order to finance the acquisition, the Company raised $2.25 million through the issue of common shares and then listed its common shares on the Toronto Stock Exchange. The Teleride business was sold in November 1998.

In 2003 and 2004 the Company acquired the assets and the ITS business from PAT Gmgh as described above. In addition to acquiring a business that in some markets was a formable competitor to IRD, these acquisitions satisfied many important goals of the Company. These are:

- Expand into the off-shore markets
- Expand the business and markets with new products
- Expand the Company's business into the private sector
- Reduce the Company's dependence on the U.S. government business and U.S. federal budgets.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

The Company is a transportation systems, engineering and advanced technology corporation operating in the following markets:

- Automated Truck Weigh Station
- Traffic Management and Traffic Safety
- Integrated Traffic Control
- Weigh-In-Motion (WIM)
- Portable WIM
- Portable Wheel Load Scales
- Traffic Data Collection (Traffic Counters and Vehicle Classifiers)
- Advanced Traffic Safety Systems
- Toll Road Equipment
- Vehicle and Axle Detection Equipment (tire contact, video, fiber optics, passive acoustic)
- Vehicle I.D. (Radio Frequency) and Location (Global Positioning Systems)
- In Vehicle Driver and Fleet Management Systems

These market areas are diverse, and yet, in terms of technology, they are complementary markets. Many of the customers are the same in each of these markets.

Corporations, transportation agencies, and transportation authorities utilize the Company's systems and equipment to improve the performance, safety and the efficiency of roadways and to protect their roadway investment. In North America, the roadways infrastructure is valued at $500 billion. Damage to the roadways from overloaded trucks significantly reduces the value of this infrastructure investment, and results in the premature requirements for reconstruction and rehabilitation. Every year, the asset value of the continent's roadways is substantially depreciated by damage from heavy trucks. Roadway damage from overloaded trucks is exponential, i.e. for an increase in truck weight of 10%, the expectant life is decreased by 50%. The challenge for highway engineers is to extend roadway life, thereby protecting the asset value.

The Company's automated truck weigh station systems assist highway and transportation agencies to target suspected overweight offenders, thereby reducing heavy truck damage to roadways. In addition, the truck transport industry, which contributes $276 billion per year to the North American economy, receives significant economic benefits through the automation of truck weigh stations. Since 80% of trucks are able to bypass stations without stopping for further static weight checks, the truck operators save both time and money.

The Company also supplies traffic monitoring systems to enable highway agencies to determine traffic volumes and vehicle weights. From this information, highway departments can plan their future budget requirements for ITS.

Safety is also a primary concern of transportation agencies. Up to one third of the trucks on the highway are unsafe in some respect. The Company has developed transportation safety-related products designed to warn truckers of unsafe dynamics of their vehicles.

The Company's systems utilize a number of axle and vehicle detection technologies to classify and weigh vehicles in motion, and to detect and monitor vehicle and traffic passage. The Company utilizes its own specialized products, and incorporates the technologies and the products from other suppliers, to provide specialized and integrated traffic management systems used in a number of complementary markets.

The Company's engineers and software experts have developed products with custom designed software and modular electronics. The Company has adopted a software architecture that allows maximum component and system flexibility for easier modification and adaptation to other applications. For many projects, the Company acts as a as the systems integrator. The Company designs and develops the software to manage a variety of product and technology interfaces.

The Company's vehicle detection and classifying technologies also have application in toll roads and a growing part of the business of the Company is supplying products and complete audit and control systems to toll road operators worldwide.

FINANCIAL INFORMATION- FOR THE FIRST QUARTER ENDED FEBRUARY 29, 2004

	Three Months Ended February 29,	For the Year Ended November 30,				
Income Statement Data	2004	2003	2002	2001	2000	1999
	('000s of Canadian Dollars, except per share amounts)					
Sales	$6,664	$28,288	$28,945	$28,394	$26,483	$18,971
Earnings (Loss) From Operations	(619)	555	2,087	3,605	3,204	100
Income Tax Provision	(325)	(109)	752	1,605	661	-
Net Earnings (Loss)	(294)	664	1,335	2,000	2,543	100
Balance Sheet Data						
Working Capital	9,055	9,447	10,718	9,093	7,418	5,099
Shareholders' Equity	13,402	13,531	12,990	11,139	9,265	6,914
Per Share Data						
Basic Earnings (Loss) Per Share on net earnings	(0.02)	0.05	0.10	0.16	0.20	0.01
Shareholders' Equity	0.98	1.00	0.95	0.87	0.72	0.53

MANAGEMENT DISCUSSION AND ANALYSIS--

The following management discussion and analysis up to the end of the 2003 fiscal year was presented in the Company's 2003 Annual Report.

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation Industry (ITS). The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speeds. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, traffic safety systems, and highway toll collection systems. Following is a breakdown of the Company's revenues by market sector for the last four years:

	2003	2002 (000's)	2001	2000
Weigh station systems	$9,885	$10,440	$15,122	$14,267
Data collection systems	2,453	5,437	5,480	3,979
Traffic safety systems	1,763	1,728	663	902
Toll systems	1,202	2,225	308	1,357
Maintenance contracts	7,186	5,430	3,260	2,991
Product sales	5,327	3,363	3,561	2,987
In-vehicle systems	472	322	0	0
	$28,288	$28,945	$28,394	$26,483

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over fifty percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted. In the past two years the amount of revenue generated from maintenance contracts has doubled and now represents 25% of the Company's overall revenues.

Operating Results

International Road Dynamics Inc. recorded revenues of $28,287,536 in 2003, compared to $28,945,472 in revenues in 2002. Net operating earnings were $2,519,048 before interest, amortization, foreign exchange adjustments, other income, and taxes. Earnings after including these items were $663,741 or $0.05 per share, basic and diluted, in 2003. In 2002 the operating earnings were $2,783,121 before interest, amortization, other income and taxes, and net income was $1,335,060 or $0.10 per share.

As a result of delays in passing a new transportation budget in the U.S., spending on new weigh station and data collection systems in our U.S. market continued to be slow in 2003. However revenues from existing and new service and maintenance contracts increased again in 2003, as Highway departments were committed to keeping these systems operating and more data collection services were contracted to the private sector. In the third and fourth quarters of the year the

Company was able to achieve a greater degree of geographic diversification, particularly in China, Korea and Chile with the acquisition of the traffic business of German based PAT GmbH (PAT). The product mix in 2003 was very similar to 2002, with increases in service revenue being offset by decreases in engineering and installation revenues. The overall gross profit margin in 2003 was unchanged from 2002 at 35%.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2003	2002	2001	2000
		(000's)		
Canada	1,112	2,186	1,119	1,426
United States	23,921	22,817	25,922	23,005
Offshore	3,255	3,942	1,353	2,052
	28,288	28,945	28,394	26,483

Although most of the Company's revenues are derived from export markets, most of the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. With the acquisition of the traffic business of PAT the Company acquired small manufacturing operations in Illinois in the U.S. and in Santiago, Chile. These new operations serve local markets as well as providing IRD with access to new markets and they also provide some new products that IRD will distribute internationally. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by 1.4% in 2003; to $6,678,154, or 23.6% of sales from $6,587,331, or 22.8% in 2002. Expenditure on administration and marketing salaries was reduced slightly in the year despite the addition of staff in the third and fourth quarters in the U.S. and Chile as a result of the acquisition of the PAT business. The Company was also able to reduce general office expenditures and expenditures on travel and advertising during the year. However insurance premiums more than doubled during the year to $475,000. This was an insurance market trend and not Company specific.

Net expenditures on research and development were $752,268 in 2003 compared to $775,471 net expenditures in 2002. These amounts are net of recorded investment tax credits of $765,000 in 2003 compared to $775,000 in 2002. Gross expenditures on research and development in 2003 were $1,530,296 which is a 1% decrease from expenditures in 2002. In 2003 the Company continued an active product and system development program aimed at lowering equipment and installation costs and decreasing system complexity while improving system reliability and flexibility.

Foreign Exchange

In the 2003 fiscal year the U.S. Dollar experienced a significant decline against most major currencies, including the Canadian Dollar. From an exchange high of $1.58 in early January, the U.S. Dollar declined in value to $1.30 at the end of IRD's fiscal year. Most of the decline was recorded in the second and fourth quarters. As most of the Company's sales are contracted in U.S. Dollars a significant loss was recorded in the second and fourth quarters in the revaluation of accounts receivable. The total exchange loss for the 2003 fiscal year was $1,005,406 compared to an exchange gain of $97,434 for the 2002 fiscal year. The Company has not used the futures or forwards market to hedge specific foreign exchange risks. In bidding for new work the Company has taken the new level of exchange rates into account in order to maintain existing profit margins.

Amortization

Amortization charges in 2003 were $799,284 compared to $647,393 in 2002. The increase is due to a full year's amortization on the 2002 building addition and increased expenditures on third party computer software in 2002 and 2003.

Interest Expenses

Interest charges decreased in 2003 to $186,953 from $217,180 in 2002. Overall, interest on long-term debt increased in 2003 as a full year's interest on a mortgage taken out in mid 2002 is included in 2003. Interest on the bank line of credit is lower in 2003 as the line was not used extensively in the first two quarters of the year. With the acquisition of PAT Traffic in the third quarter of the year, the bank line of credit was used more and will likely continue to be used through most of 2004.

Income Taxes

As a result of further income tax rate reductions in 2003 the Company reduced its provision for future income taxes by $168,000 in 2003. This resulted in an income tax recovery in 2003 of $109,186 compared to an expense of $752,000 in the 2002 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 39%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2003 before reflecting changes in other working capital accounts was $1,347,015 compared to $1,870,543 in 2002. Adjustments in non-cash working capital reduced the cash flow from operations to $1,077,267 compared to $3,004,866 in 2002.

In August of the current fiscal year the Company purchased the inventory and equipment related to traffic and telematics business of PAT GmbH at a cost of $3,171,804. In October, the Company acquired all of the equity of PAT Compania Limitada. in Chile at a net cost of $612,630. In order to finance the PAT Traffic acquisition the Company increased its bank line of credit to $7.5 million. At the end of the year $4,835,000 was outstanding on the line. Most of the acquisition cost was attributed to inventory which management believes can be reduced substantially as the PAT Traffic business is integrated with IRD's existing business.

In the 2003 fiscal year IRD continued to retire long-term debt and purchase back share capital. During the year $105,438 was paid on long-term debt. At the beginning of the 2003 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2003 a total of 333,200 shares were repurchased at a cost of $341,095. These shares have been returned to the treasury of the Company and canceled. In the past three years the Company has purchased and canceled a total of 726,500 of its shares at a cost of $720,846.

Additions to capital assets in 2003 were $1,148,946 and included $360,229 for workzone safety system equipment which is rented to contractors or highway departments during construction projects, a $125,000 renovation of an old part of the Company's head office in Saskatoon, and computer equipment and service vehicles. Additions to capital assets in 2002 of $1,924,195 included $1,271,881 for expansion of the Company's Saskatoon facilities.

There was no new long-term debt issued in 2003 while in 2002 the existing mortgage financing was increased by $813,206 to $1,295,000 and the term was extended for another five years. In 2003 IRD generated further funds of $166,820 with the exercise of 195,000 employee stock options. During the 2002 fiscal year $486,440 was generated from the exercise of 778,067 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1,770,067 million to 734,500.

The working capital of the Company at the end of 2003 decreased to $9.4 million compared to $10.2 million at the end of 2002.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

The majority of IRD's revenues are generated as a result of the desire of transportation agencies around the world to monitor and enforce weight regulations on their roads. While the relative importance of this need makes IRD's market secure in the long run, periodic softness in this market occurs during economic recessions or as governments adjust their spending priorities for political reasons. This directly impacts IRD's revenues and profits. IRD addresses this risk by ensuring that it can adjust its business operations quickly to suit market demand and by continuing to diversify its markets and products so that it relies less on government funded projects. In 2003 IRD took a significant step in increasing this diversification with the acquisition of PAT Traffic and its markets in Asia, Europe and South America.

The Company contracts the majority of it s sales in US Dollars. As a result, fluctuation in the US Dollar against the Canadian Dollar could result in unanticipated movements in the Company's financial results, which are reported in Canadian Dollars. During the year ended November 30, 2003 CDN$/US$ exchange rates ranged from a low of $1.2924 to a high of $1.5745 with an average of $1.4015.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

The global Intelligent Transportation Systems (ITS) business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The acquisition of the traffic business of PAT GmbH is significant in that it gives IRD access to markets in Europe, Asia and Chile where it was not previously competitive. In 2002 the Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Future growth for this market looks strong as does the market for driver management systems that were also introduced in 2002 through a strategic partnership.

Over the short-term, growth of the North American market may continue to be impacted by delayed government funding for ITS projects in the U.S. However, growth in international markets looks promising in 2004, particularly in India, South America, Europe and Asia where PAT was previously a significant force.

IRD has established a target of achieving $100 million in annual sales. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005. However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management is committed to increasing shareholder value and as a result has not yet found additional suitable candidates that would meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings, as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

MARKET FOR SECURITIES

The common shares of the Company are currently listed and posted for trading on the Toronto Stock Exchange under the symbol IRD.

DIRECTORS AND OFFICERS

Name	Address (municipality)	Office Held	Number of shares of each class of the applicant beneficially owned
Terry Bergan	Saskatoon, SK	President, Chief Executive Officer and Director	922,732 common shares SAR – 200,000
Dr. Arthur Bergan	Saskatoon, SK	Director, Chairman of the Board	424,318 common shares SAR – 0
Randy Hanson	Saskatoon SK	Executive Vice-President Chief Operating Officer	135,100 common shares SAR – 150,000
Lorne D. Green	Saskatoon, SK	Vice-President Finance	104,626 common shares SAR – 35,000
Sharon M. Parker	Saskatoon, SK	Vice President Secretary, Director	76,933 common shares SAR – 35,000
*Harvey M. Alton[5]	Edmonton, AB	Director	121,124 common shares SAR – 15,000
*Ray Harris[1,3]	Toronto ON	Director	44,092 common shares SAR – 15,000
*C. Michael Walton[4,6]	Austin TX	Director	59,648 common shares SAR – 15,000
*Janice MacKinnon[2,6]	Saskatoon, SK	Director	25,177 common shares SAR – 30,000

SAR - securities under option

[1]Chairman of the Corporate Governance/Nominations Committee
[2]Member of the Corporate Governance/Nominations Committee
[3]Chairman of the Audit Committee
[4]Member of the Audit Committee

[5]Chairman of the Compensation Committee
[6]Member of the Compensation Committee
*Directors entitled to compensation as per the Director's Share Compensation Plan

DIRECTORS SHARE COMPENSATION PLAN

The Board of Directors has authorized a compensation package for directors under which outside directors will be paid an annual retainer equal to $10,000 payable in cash as well as a per diem fee for attending board and committee meetings from between $250 and $500 per meeting. The directors entitled to compensation are identified above with an asterisk (*).

The Board of Directors have also approved a Directors Share Compensation Plan in order to encourage share ownership by outside directors under which such directors may elect to receive some or all of their cash remuneration for serving as a director in the form of common shares of the Company. During 2002, the directors agreed to take all their compensation in shares save for two directors who chose to take one-half of their compensation in shares.

The Toronto Stock Exchange approved in 1998 an arrangement under which an aggregate of up to 250,000 common shares could be issued from the treasury of the Company to so compensate the directors. This arrangement was approved by a majority of "disinterested" shareholders at the 1999 Annual and Special Meeting of Shareholders.

Those directors electing to receive all or a portion of their remuneration in common shares were issued such common shares on the day cash remuneration was to be paid (subject to applicable rules and regulations), that being five business days after the release of the quarterly or year end financial statements of the Company. 478,788 common shares have been issued to directors under this plan since its approval at the 1999 Annual and Special Meeting of Shareholders.

The board of directors has approved an extension of the plan and in that regard, The Toronto Stock Exchange has approved an arrangement under which a further 300,000 common shares could be issued from treasury of the Company to so compensate the directors.

An amendment to the Director's Share Compensation Plan adding a further 250,000 common shares to be issued from Treasury was approved by the Shareholders of the Company at the Annual Meeting of the Company held May 18, 2000; and an amendment to the Plan to add an additional 50,000 common shares was approved by the Shareholders at the Annual Meeting of the Company held May 22, 2002.

NAME, MUNICIPALITY OF RESIDENCE AND POSITION WITH THE COMPANY PRINCIPAL OCCUPATION FOR PAST FIVE YEARS

Terry Bergan
Saskatoon, Saskatchewan
President, Chief Executive Officer and Director
President and Chief Executive Officer, International Road Dynamics Inc., January 1984 to present.

Dr. Arthur Bergan
Saskatoon, Saskatchewan
Director, Chairman of the Board
Professor Emeritus of Civil Engineering, University of Saskatchewan, September 1963 to June, 1995.
Chairman of the Board, International Road Dynamics Inc., January 1980 to present.

Randy Hanson
Saskatoon, Saskatchewan
Executive Vice President, Operations, International Road Dynamics Inc., 2000 to present
Project Manager IRD Automated Truck Monitoring System, 1997 to 2000
Operations Flight Director / Project Manager, SED Systems Inc. 1994 to 1997

Lorne D. Green
Saskatoon, Saskatchewan
Vice-President Finance, International Road Dynamics Inc., August 1998 to present
Controller, International Road Dynamics Inc., June 1990 to August, 1998

Sharon M. Parker
Saskatoon, Saskatchewan
Vice President, Secretary and Director
Office Manager, International Road Dynamics Inc., January 1980 to present.

Ray Harris
Toronto, Ontario
Director
Retired
Former Consultant and Corporate Director.
Former Advisor to the Ministry of Finance of the Peoples Republic of China and former Chairman of Deloitte and Touche (Canada).

C. Michael Walton
Austin, Texas
Director
Professor of Civil Engineering at the University of Texas in Austin
Founding and Senior partner of WHM Transportation Engineering Consultants Inc.

Harvey M. Alton
Edmonton, Alberta
Director
Deputy Minister, Alberta Department of Transportation; 1980-1995; Principal Consultant, Stanley and Associates, 1995 to present.

Janice MacKinnon
Saskatoon, Saskatchewan
Director
Lecturer at University of Saskatchewan, former Saskatchewan MLA and Saskatchewan Minister of Finance 1993 – 1997.

Terry Bergan, Dr. Arthur Bergan, Randy Hanson, Lorne Green, and Sharon Parker work for the Company on a full time basis. Harvey Alton, Ray Harris, Janice MacKinnon and C. Michael Walton will devote so much of their time as is required to the Company.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are contained in the Company's Information Circular for its most recent annual meeting of shareholders which involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year, and that a copy of all such documents may be obtained upon request from the secretary of the Company at the following address:

International Road Dynamics Inc.
702 – 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9
Attention: Sharon Parker, Secretary
Telephone: (306) 653-6600
Fax: (306) 242-5599
E-mail: info@irdinc.com

CERTIFICATE

The undersigned officers do hereby certify that the statements and representations made in this Annual Information Form and the documents submitted in support thereof are true and correct as of the date hereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 30th day of May, 2004.

INTERNATIONAL ROAD DYNAMICS INC.

Per: "Terry Bergan"
Terry Bergan
President and
Chief Executive Officer

Per: "Sharon Parker "
Sharon Parker
Vice President and Secretary

RECEIVED
2004 SEP -8 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED November 30, 2003

DATE OF REPORT 04/03/17
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	04/03/17
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	04/03/17
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS
INTERNATIONAL ROAD DYNAMICS INC.
Consolidated Balance Sheets

November 30, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash	$ 921,943	$ 356,101
Accounts receivable (note 3)	12,557,929	11,421,998
Investment tax credits recoverable	715,000	785,000
Inventory	4,555,876	2,063,418
Prepaid expenses and deposits	189,917	86,371
	18,940,665	14,712,888
Investment tax credits recoverable	1,739,000	904,000
Deferred project costs	–	153,560
Property, plant and equipment (note 4)	4,578,574	3,775,543
Intangible assets (note 5)	285,698	355,390
	$ 25,543,937	$ 19,901,381
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term loans (note 6)	$ 4,835,000	$ 133,332
Accounts payable and accrued liabilities	3,354,169	2,613,596
Income taxes payable	89,666	25,500
Deferred revenue	265,480	328,000
Current portion of long-term debt (note 7)	67,900	100,000
Future income taxes (note 8)	881,000	1,281,000
	9,493,215	4,481,428
Deferred revenue	575,729	674,679
Long-term debt (note 7)	1,199,892	1,243,629
Future income taxes (note 8)	744,000	512,000
Shareholders' equity:		
Share capital (note 9)	11,571,863	11,636,948
Retained earnings	1,959,238	1,352,697
	13,531,101	12,989,645
	$ 25,543,937	$ 19,901,381

See accompanying notes to consolidated financial statements.

On behalf of the Board:

________________________ Director

____________________________ Director

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Earnings and Retained Earnings

Years ended November 30, 2003 and 2002

	2003	2002
Sales	$ 28,287,536	$ 28,945,472
Cost of sales	18,338,066	18,799,549
	9,949,470	10,145,923
Administrative and marketing expenses	6,678,154	6,587,331
	3,271,316	3,558,592
Research and development (note 10)	752,268	775,471
Earnings before other expenses (income)	2,519,048	2,783,121
Other expenses (income):		
Foreign exchange loss (gain)	1,005,406	(97,434)
Amortization	799,284	647,393
Interest and bank charges	98,441	153,632
Interest on long-term debt	88,512	63,548
Interest and other income	(27,150)	(71,078)
	1,964,493	696,061
Earnings before provision for income taxes	554,555	2,087,060
Provision for income taxes (note 8)		
Current	58,814	1,225,500
Future (recovery)	(168,000)	(473,500)
	(109,186)	752,000
Net earnings	663,741	1,335,060
Retained earnings, beginning of year	1,352,697	24,522
Redemption price of shares in excess of book value	(57,200)	(6,885)
Retained earnings, end of year	$ 1,959,238	$ 1,352,697
Earnings per share (note 11)		
Basic	$ 0.05	$ 0.10
Diluted	$ 0.05	$ 0.10

See accompanying notes to consolidated financial statements.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Cash Flows

Years ended November 30, 2003 and 2002

	2003	2002
Cash flows from (used in):		
Operations:		
Net earnings:	$ 663,741	$ 1,335,060
Items not involving cash:		
Amortization of property, plant and equipment and intangible assets	799,284	647,393
Amortization of deferred project costs	–	305,206
Common shares issued for expenses (note 9)	51,990	56,384
Provision for future income taxes	(168,000)	(473,500)
Change in non-cash working capital:		
Accounts receivable	(678,563)	954,270
Investment tax credits recoverable	(765,000)	425,000
Inventory	635,711	(381,032)
Prepaid expenses and deposits	5,265	177,511
Accounts payable and accrued liabilities	649,955	5,281
Income taxes payable	44,354	25,500
Deferred revenue	(161,470)	(72,207)
	1,077,267	3,004,866
Financing:		
Short-term loans	4,701,668	(2,171,270)
Increase in long-term debt	–	813,206
Repayment of long-term debt	(105,438)	(209,206)
Common shares issued	166,820	486,440
Repurchase of share capital	(341,095)	(27,621)
	4,421,955	(1,108,451)
Investing:		
Additions to property, plant and equipment	(1,148,946)	(1,924,195)
Additions to intangible assets	–	(11,776)
Business acquisition – net of cash acquired (note 2)	(3,784,434)	–
	(4,933,380)	(1,935,971)
Increase (decrease) in cash	565,842	(39,556)
Cash, beginning of year	356,101	395,657
Cash, end of year	$ 921,943	$ 356,101
Supplemental cash flow disclosure:		
Interest paid	$ 189,136	$ 214,791
Income taxes paid	$ 16,975	$ 8,506

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries, PAT Compania Limitada (Chile) and International Road Dynamics Corporation (US). All significant inter-company accounts and transactions have been eliminated.

(b) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(c) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations originally extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on buildings, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. Work zone rental equipment is amortized on a straight-line basis over five years. In the year of acquisition one-half of the normal rate is taken on net additions.

1. Significant accounting policies - continued:

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows, the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has a stock based compensation plan, which is described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital.

1. Significant accounting policies - continued:

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed using the treasury stock method, which is similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised at the beginning of the year and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Business acquisitions:

The Company acquired substantially all of the assets of the traffic and telematics business of German-based PAT GmbH ("PAT") in two separate transactions.

On August 7, 2003, the Company acquired the inventory and equipment of PAT located in Europe and the United States ("US") at a cash cost of $3,171,804. On October 2, 2003, the Company acquired a 100% equity interest in PAT Compania Limitada, a Chilean operation, at a net cash cost of $612,630.

The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated financial statements from the effective dates of purchase.

The following tables summarize the estimated fair value of the assets acquired and liabilities assumed at the dates of acquisition:

Europe and US assets:

Inventory	$	3,053,726
Equipment		118,078
	$	3,171,804

Chilean operations:

Working capital – net of cash acquired	$	376,632
Plant and equipment		260,488
Intangible assets		5,111
Less long-term debt assumed		(29,601)
	$	612,630

Total assets purchased, net of cash acquired	$	3,784,434

3. Accounts receivable:

	2003	2002
Trade receivables	$ 9,070,832	$ 9,145,097
Unbilled revenue	3,248,067	2,100,535
Other	239,030	176,366
	$ 12,557,929	$ 11,421,998

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

4. Property, plant and equipment:

		2003		2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$ –	$ 275,000	$ 275,000
Buildings	2,817,977	443,417	2,374,560	2,235,364
Office equipment	783,121	487,600	295,521	318,770
Automotive	1,388,213	757,493	630,720	468,758
Computer equipment	1,051,428	681,550	369,878	319,987
Computer software	633,207	551,309	81,898	72,089
Manufacturing equipment	503,851	277,060	226,791	85,575
Work zone rental equipment	360,229	36,023	324,206	–
	$ 7,813,026	$ 3,234,452	$ 4,578,574	$ 3,775,543

5. Intangible assets:

		2003		2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 686,126	$ 493,315	$ 192,811	$ 249,051
Patent costs	202,618	109,731	92,887	106,339
	$ 888,744	$ 603,046	$ 285,698	$ 355,390

6. Short-term loans:

	2003	2002
Bank credit facility. Authorized to a maximum of \$7.5 million with interest at bank prime plus 0.65% and secured by a general security agreement on all the assets of the Company.	\$ 4,835,000	\$ –
Bank term loan repayable in monthly installments of \$16,667 plus interest at bank prime plus 1.25% and secured by a general security agreement on all the assets of the Company.	–	133,332
	\$ 4,835,000	\$ 133,332

The Company has a revolving project financing facility, authorized to a maximum of \$1.2 million with interest at bank prime plus 3.0% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.

7. Long-term debt:

	2003	2002
Royal Bank mortgage repayable in monthly installments of \$11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building and a general security agreement. Due August 1, 2007.	\$ 1,229,291	\$ 1,282,285
Other long-term debt with various repayment terms and a weighted average interest rate of 7.25%. Secured by certain assets of the Company.	38,501	61,344
	1,267,792	1,343,629
Less current portion	67,900	100,000
	\$ 1,199,892	\$ 1,243,629

The following represents the expected aggregate principal payments over the next four years:

2004	\$ 67,900
2005	68,800
2006	82,700
2007	1,048,392
	\$ 1,267,792

8. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 41% (2002 - 43%) to pretax earnings as a result of the following:

	2003	2002
Net earnings before provision for income taxes	$ 554,555	$ 2,087,060
Computed "expected" tax expense	226,814	897,000
Increase (reduction) in income taxes resulting from:		
Non-deductible expenses	101,000	175,000
Manufacturing and processing profits deduction	(152,000)	(155,000)
Large corporations tax	22,000	13,000
Reduction due to corporate tax rate changes	(294,000)	(178,000)
Reduction due to lower rate of tax on foreign income	(13,000)	–
	$ (109,186)	$ 752,000

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2003	2002
Current future tax assets and liabilities:		
Future tax assets:		
Non-capital loss carryforwards	$ 109,000	$ –
Unclaimed research and development	564,000	–
	673,000	–
Future tax liabilities:		
Unbilled revenue	(1,274,000)	(885,000)
Investment tax credits	(280,000)	(331,000)
Deferred project costs	–	(65,000)
	(1,554,000)	(1,281,000)
Net current future income tax liability	$ (881,000)	$ (1,281,000)
Future non-current tax assets and liabilities:		
Future tax assets:		
Capital loss carryforwards	$ 102,000	$ 102,000
Less valuation allowance	(102,000)	(102,000)
	–	–
Future tax liabilities:		
Investment tax credits	(682,000)	(417,000)
Property and equipment and intangible assets	(62,000)	(95,000)
	(744,000)	(512,000)
Net non-current future tax liabilities	$ (744,000)	$ (512,000)

8. Income taxes – continued:

At November 30, 2003, the Company has $281,000 of non-capital losses available which can be carried forward to the end of the 2010 fiscal year and applied against taxable income of those years. In addition, at November 30, 2003 the Company has $470,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2003 the Company has recognized investment tax credits of $2,454,000 as a result of its research and development activities. The Company has recognized $765,000 of these tax credits in the current year (2002 - $775,000).

9. Share capital:

(a) Authorized and issued capital:

	2003	2002
Common voting shares. Authorized an unlimited number of shares, issued 13,566,177 shares (13,657,796 shares issued at November 30, 2002)	$ 11,571,863	$ 11,636,948

(b) Share transactions:

The Company had the following common share transactions during the 2003 and 2002 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 2001	12,861,646	$ 11,114,860
Shares issued in exchange for expenses	42,183	56,384
Shares issued for employee stock options exercised	778,067	486,440
Shares repurchased and returned to treasury	(24,100)	(20,736)
Balance, November 30, 2002	13,657,796	$ 11,636,948
Shares issued in exchange for expenses	46,581	51,990
Shares issued for employee stock options exercised	195,000	166,820
Shares repurchased and returned to treasury	(333,200)	(283,895)
Balance, November 30, 2003	13,566,177	$ 11,571,863

9. Share capital - continued:

(c) Options:

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2003, 1,579,332 (2002 – 1,569,332) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee of the Board of Directors.

At November 30, 2003, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2003	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2003	Weighted-Average Exercise Price
$ 0.95 – 1.10	139,000	1.35	$1.05	119,000	$1.05
$ 1.11 – 1.55	258,500	0.71	$1.25	241,833	$1.24
$ 1.56 – 1.60	337,000	1.04	$1.56	330,333	$1.56
	734,500			691,166	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 2001	1,770,067	$ 1.08
Options granted	459,000	1.51
Options exercised	(778,067)	0.63
Options expired and cancelled	(531,500)	1.87
Outstanding, November 30, 2002	919,500	$ 1.27
Options granted	60,000	1.04
Options exercised	(195,000)	0.86
Options expired and cancelled	(50,000)	1.29
Outstanding, November 30, 2003	734,500	$ 1.35

Outstanding options expire between February 28, 2004 and November 30, 2006.

9. Share capital - continued:

Effective December 1, 2002, the Company adopted new CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost of the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation costs recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of three year weighted average expected option life, expected forfeiture rate of 50%, 22% volatility and risk-free rate of return of 2.31%. For the year ended November 30, 2003, the effect on compensation cost of using this approach would be to reduce net earnings by $2,843 which would have an insignificant impact on earnings per share.

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right may be exercised at a price of $20 to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the rights.

9. Share capital - continued:

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and;
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2002, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

9. Share capital - continued:

(e) Normal Course Issuer Bid:

On November 23, 2002, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 2, 2002 to December 1, 2003 for the purchase and cancellation of up to 600,000 common shares, representing 4.48% of the shares then outstanding. During the year, 333,200 shares were repurchased at a cost of $341,095. The excess of the repurchase cost of these shares over book value was charged to retained earnings.

10. Research and development:

	2003	2002
Research and development expenditures	$ 1,530,296	$ 1,552,568
Less grants and investment tax credits	778,028	777,097
	$ 752,268	$ 775,471

11. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2003	2002
Net earnings	$ 663,741	$ 1,335,060
Weighted average number of common shares outstanding:		
Basic	13,525,097	13,178,740
Effect of stock options	44,476	432,339
Diluted	13,569,573	13,611,079
Earnings per share:		
Basic	$ 0.05	$ 0.10
Diluted	$ 0.05	$ 0.10

Share options to purchase 595,500 common shares at $1.16 to $1.60 per share were outstanding in 2003 (2002 – 382,000 common shares at $1.45 to $1.60 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

12. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2003 and at November 30, 2002, the Company had no open forward foreign exchange contracts.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable, accounts payable and accrued liabilities and income taxes payable, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

13. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2003	2002
Canada	$ 1,111,948	$ 2,186,130
United States	23,920,585	22,817,273
Offshore	3,255,003	3,942,069
	$ 28,287,536	$ 28,945,472

14. New accounting pronouncements:

(a) Stock-based compensation:

Effective December 1, 2004, the Company will adopt the revised CICA Handbook Section 3870, Accounting for Stock-Based Compensation and Other Stock-Based Payments. Revised Section 3870 requires all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments to be recognized in the financial statements at fair value. This change effectively requires companies to expense the cost of stock options provided to employees. This requirement is effective for financial periods beginning on or after January 1, 2004. As discussed in note 9 (c), adoption of this standard in 2003 would have reduced net earnings by $2,843.

(b) Guarantees:

In 2003, the CICA issued Accounting Guideline AcG-14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The new guideline applies generally to contracts that require payments contingent on certain specified types of future events. The Company adopted the new Guideline for the current year.

15. Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost Of Goods Sold	$
Materials	9,505,082
Labour	4,254,753
Subcontract	2,040,267
Travel	1,606,829
Freight And Customs	816,725
Royalties	45,327
Bonding and Other Expenses	69,082
	18,338,065
Administrative and Marketing Expenses	
Salaries And Benefits	2,464,171
Advertising and Promotion	401,328
Marketing consultants and retainers	285,624
Telephone	468,734
Utilities	68,670
Rent And Maintenance	255,404
General Office	330,632
Bank Service Charges	27,769
Audit and Accounting Fees	134,647
Legal Fees	114,782
Other Professional Fees	55,955
Directors Fees And Travel	83,848
Insurance	516,306
Medical Insurance	350,688
Travel	661,392
Public Co. Relations & Fees	142,661
Warranty	240,471
Training And Quality Assurance	75,072
	6,678,154

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

To directors for fees:

Date	Shares	Price	Proceeds
September 26, 2003	9,932	$1.15	$11,447

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
Sep 9, 2003	10,000	$0.91	$ 9,100
Sep 29, 2003	15,000	$0.91	$13,650
Oct 7, 2003	1,500	$0.91	$ 1,365
Oct 21, 2003	5,000	$0.91	$ 4,550
Oct 31, 2003	500	$0.91	$ 455
Nov 13, 2003	6,500	$0.91	$ 5,915
Nov 27, 2003	20,000	$0.60	$12,000
Nov 27, 2003	40,000	$0.91	$36,400
Nov 27, 2003	15,000	$1.10	$16,500
Nov 28, 2003	5,000	$0.75	$ 3,750
Nov 28, 2003	15,500	$0.91	$14,105
	134,000		$117,790

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
October 1, 2003	Tony Reynolds	10,000	$1.30	November 30, 2006

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,566,177 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
159,000	$1.18	February 28, 2004
14,000	$1.10	May 31, 2004
15,000	$1.00	November 30, 2004
60,000	$1.10	November 30, 2004
59,500	$1.36	November 30, 2004
317,000	$1.56	November 30, 2004
20,000	$1.60	June 5, 2005
20,000	$1.45	July 31, 2005
20,000	$0.95	November 30, 2005
20,000	$1.00	November 30, 2005
10,000	$1.16	November 30, 2005
10,000	$1.01	May 31, 2006
10,000	$1.30	November 30, 2006
734,500		

(d) as at November 30, 2003 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Harvey Alton	Ray Harris
Dr. Mike Walton	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation Industry (ITS). The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speeds. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, traffic safety systems, and highway toll collection systems. Following is a breakdown of the Company's revenues by market sector for the last four years:

	2003	2002 (000's)	2001	2000
Weigh station systems	$9,885	$10,440	$15,122	$14,267
Data collection systems	2,453	5,437	5,480	3,979
Traffic safety systems	1,763	1,728	663	902
Toll systems	1,202	2,225	308	1,357
Maintenance contracts	7,186	5,430	3,260	2,991
Product sales	5,327	3,363	3,561	2,987

In-vehicle systems	472	322	0	0
	$28,288	$28,945	$28,394	$26,483

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over fifty percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted. In the past two years the amount of revenue generated from maintenance contracts has doubled and now represents 25% of the Company's overall revenues.

Operating Results

International Road Dynamics Inc. recorded revenues of $28,287,536 in 2003, compared to $28,945,472 in revenues in 2002. Net operating earnings were $2,519,048 before interest, amortization, foreign exchange adjustments, other income, and taxes. Earnings after including these items were $663,741 or $0.05 per share, basic and diluted, in 2003. In 2002 the operating earnings were $2,783,121 before interest, amortization, other income and taxes, and net income was $1,335,060 or $0.10 per share.

As a result of delays in passing a new transportation budget in the U.S., spending on new weigh station and data collection systems in our U.S. market continued to be slow in 2003. However revenues from existing and new service and maintenance contracts increased again in 2003, as Highway departments were committed to keeping these systems operating and more data collection services were contracted to the private sector. In the third and fourth quarters of the year the Company was able to achieve a greater degree of geographic diversification, particularly in China, Korea and Chile with the acquisition of the traffic business of German based PAT GmbH (PAT). The product mix in 2003 was very similar to 2002, with increases in service revenue being offset by decreases in engineering and installation revenues. The overall gross profit margin in 2003 was unchanged from 2002 at 35%.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2003	2002	2001	2000
		(000's)		
Canada	1,112	2,186	1,119	1,426
United States	23,921	22,817	25,922	23,005
Offshore	3,255	3,942	1,353	2,052
	28,288	28,945	28,394	26,483

Although most of the Company's revenues are derived from export markets, most of the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. With the acquisition of the traffic business of PAT the Company acquired small manufacturing operations in Illinois in the U.S. and in Santiago, Chile. These new operations serve local markets as well as providing IRD with access to new markets and they also provide some new products that IRD will distribute internationally. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by 1.4% in 2003; to $6,678,154, or 23.6% of sales from $6,587,331, or 22.8% in 2002. Expenditure on administration and marketing salaries was reduced slightly in the year despite the addition of staff in the third and fourth quarters in the U.S. and Chile as a result of the acquisition of the PAT business. The Company was also able to reduce general office expenditures and expenditures on travel and advertising during the year. However insurance premiums more than doubled during the year to $475,000. This was an insurance market trend and not Company specific.

Net expenditures on research and development were $752,268 in 2003 compared to $775,471 net expenditures in 2002. These amounts are net of recorded investment tax credits of $765,000 in 2003 compared to $775,000 in 2002. Gross expenditures on research and development in 2003 were $1,530,296 which is a 1% decrease from expenditures in 2002. In 2003 the Company continued an active product and system development program aimed at lowering equipment and installation costs and decreasing system complexity while improving system reliability and flexibility.

Foreign Exchange

In the 2003 fiscal year the U.S. Dollar experienced a significant decline against most major currencies, including the Canadian Dollar. From an exchange high of $1.58 in early January, the U.S. Dollar declined in value to $1.30 at the end of IRD's fiscal year. Most of the decline was recorded in the second and fourth quarters. As most of the Company's sales are contracted in U.S. Dollars a significant loss was recorded in the second and fourth quarters in the revaluation of accounts receivable. The total exchange loss for the 2003 fiscal year was $1,005,406 compared to an exchange gain of $97,434 for the 2002 fiscal year. The Company has not used the futures or forwards market to hedge specific foreign exchange risks. In bidding for new work the Company has taken the new level of exchange rates into account in order to maintain existing profit margins.

Amortization

Amortization charges in 2003 were $799,284 compared to $647,393 in 2002. The increase is due to a full year's amortization on the 2002 building addition and increased expenditures on third party computer software in 2002 and 2003.

Interest Expenses

Interest charges decreased in 2003 to $186,953 from $217,180 in 2002. Overall, interest on long-term debt increased in 2003 as a full year's interest on a mortgage taken out in mid 2002 is included in 2003. Interest on the bank line of credit is lower in 2003 as the line was not used extensively in the first two quarters of the year. With the acquisition of PAT Traffic in the third quarter of the year, the bank line of credit was used more and will likely continue to be used through most of 2004.

Income Taxes

As a result of further income tax rate reductions in 2003 the Company reduced its provision for future income taxes by $168,000 in 2003. This resulted in an income tax recovery in 2003 of $109,106 compared to an expense of $752,000 in the 2002 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 39%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2003 before reflecting changes in other working capital accounts was $1,347,015 compared to $1,870,543 in 2002. Adjustments in non-cash working capital reduced the cash flow from operations to $1,077,267 compared to $3,004,866 in 2002.

In August of the current fiscal year the Company purchased the inventory and equipment related to traffic and telematics business of PAT GmbH at a cost of $3,171,804. In October, the Company acquired all of the equity of PAT Compania Limitada. in Chile at a net cost of $612,630. In order to finance the PAT Traffic acquisition the Company increased its bank line of credit to $7.5 million. At the end of the year $4,835,000 was outstanding on the line. Most of the acquisition cost was attributed to inventory which management believes can be reduced substantially as the PAT Traffic business is integrated with IRD's existing business.

In the 2003 fiscal year IRD continued to retire long-term debt and purchase back share capital. During the year $105,438 was paid on long-term debt. At the beginning of the 2003 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2003 a total of 333,200 shares were repurchased at a cost of $341,095. These shares have been returned to the treasury of the Company and canceled. In the past three years the Company has purchased and canceled a total of 726,500 of its shares at a cost of $720,846.

Additions to capital assets in 2003 were $1,148,946 and included $360,229 for workzone safety system equipment which is rented to contractors or highway departments during construction projects, a $125,000 renovation of an old part of the Company's head office in Saskatoon, and computer equipment and service vehicles. Additions to capital assets in 2002 of $1,924,195 included $1,271,881 for expansion of the Company's Saskatoon facilities.

There was no new long-term debt issued in 2003 while in 2002 the existing mortgage financing was increased by $813,206 to $1,295,000 and the term was extended for another five years. In 2003 IRD generated further funds of $166,820 with the exercise of 195,000 employee stock options. During the 2002 fiscal year $486,440 was generated from the exercise of 778,067 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1,770,067 million to 734,500.

The working capital of the Company at the end of 2003 decreased to $9.4 million compared to $10.2 million at the end of 2002.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

The majority of IRD's revenues are generated as a result of the desire of transportation agencies around the world to monitor and enforce weight regulations on their roads. While the relative importance of this need makes IRD's market secure in the long run, periodic softness in this market occurs during economic recessions or as governments adjust their spending priorities for political reasons. This directly impacts IRD's revenues and profits. IRD addresses this risk by ensuring that it can adjust its business operations quickly to suit market demand and by continuing to diversify its markets and products so that it relies less on government funded projects. In 2003 IRD took a significant step in increasing this diversification with the acquisition of PAT Traffic and its markets in Asia, Europe and South America.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

The global Intelligent Transportation Systems (ITS) business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The acquisition of the traffic business of PAT GmbH is significant in that it gives IRD access to markets in Europe, Asia and Chile where it was not previously competitive. In 2002 the Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Future growth for this market looks strong as does the market for driver management systems that were also introduced in 2002 through a strategic partnership.

Over the short-term, growth of the North American market may continue to be impacted by delayed government funding for ITS projects in the U.S. However, growth in international markets looks promising in 2004, particularly in India and South America, and in Europe and Asia where PAT was previously a significant force.

IRD has established a target of achieving $100 million in annual sales. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005. However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management is committed to increasing shareholder value and as a result has not yet found a suitable candidate that would meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings, as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

Management's Discussion & Analysis of Operating Results
For The Year Ended November 30, 2003

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation Industry (ITS). The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speeds. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, traffic safety systems, and highway toll collection systems. Following is a breakdown of the Company's revenues by market sector for the last four years:

	2003	2002 (000's)	2001	2000
Weigh station systems	$9,885	$10,440	$15,122	$14,267
Data collection systems	2,453	5,437	5,480	3,979
Traffic safety systems	1,763	1,728	663	902
Toll systems	1,202	2,225	308	1,357
Maintenance contracts	7,186	5,430	3,260	2,991
Product sales	5,327	3,363	3,561	2,987
In-vehicle systems	472	322	0	0
	$28,288	$28,945	$28,394	$26,483

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over fifty percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted. In the past two years the amount of revenue generated from maintenance contracts has doubled and now represents 25% of the Company's overall revenues.

Operating Results

International Road Dynamics Inc. recorded revenues of $28,287,536 in 2003, compared to $28,945,472 in revenues in 2002. Net operating earnings were $2,519,048 before interest, amortization, foreign exchange adjustments, other income, and taxes. Earnings after including these items were $663,741 or $0.05 per share, basic and diluted, in 2003. In 2002 the operating earnings were $2,783,121 before interest, amortization, other income and taxes, and net income was $1,335,060 or $0.10 per share.

As a result of delays in passing a new transportation budget in the U.S., spending on new weigh station and data collection systems in our U.S. market continued to be slow in 2003. However revenues from existing and new service and maintenance contracts increased again in 2003, as Highway departments were committed to keeping these systems operating and more data collection services were contracted to the private sector. In the third and fourth quarters of the year the Company was able to achieve a greater degree of geographic diversification, particularly in China, Korea and Chile with the acquisition of the traffic business of German based PAT GmbH (PAT). The product mix in 2003 was very similar to 2002, with increases in service revenue being offset by decreases in engineering and installation revenues. The overall gross profit margin in 2003 was unchanged from 2002 at 35%.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2003	2002	2001	2000
		(000's)		
Canada	1,112	2,186	1,119	1,426
United States	23,921	22,817	25,922	23,005
Offshore	3,255	3,942	1,353	2,052
	28,288	28,945	28,394	26,483

Although most of the Company's revenues are derived from export markets, most of the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. With the acquisition of the traffic business of PAT the Company acquired small manufacturing operations in Illinois in the U.S. and in Santiago, Chile. These new operations serve local markets as well as providing IRD with access to new markets and they also provide some new products that IRD will distribute internationally. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by 1.4% in 2003; to $6,678,154, or 23.6% of sales from $6,587,331, or 22.8% in 2002. Expenditure on administration and marketing salaries was reduced slightly in the year despite the addition of staff in the third and fourth quarters in the U.S. and Chile as a result of the acquisition of the PAT business. The Company was also able to reduce general office expenditures and expenditures on travel and advertising during the year. However insurance premiums more than doubled during the year to $475,000. This was an insurance market trend and not Company specific.

Net expenditures on research and development were $752,268 in 2003 compared to $775,471 net expenditures in 2002. These amounts are net of recorded investment tax credits of $765,000 in 2003 compared to $775,000 in 2002. Gross expenditures on research and development in 2003 were $1,530,296 which is a 1% decrease from expenditures in 2002. In 2003 the Company continued an active product and system development program aimed at lowering equipment and installation costs and decreasing system complexity while improving system reliability and flexibility.

Foreign Exchange

In the 2003 fiscal year the U.S. Dollar experienced a significant decline against most major currencies, including the Canadian Dollar. From an exchange high of $1.58 in early January, the U.S. Dollar declined in value to $1.30 at the end of IRD's fiscal year. Most of the decline was recorded in the second and fourth quarters. As most of the Company's sales are contracted in U.S. Dollars a significant loss was recorded in the second and fourth quarters in the revaluation of accounts receivable. The total exchange loss for the 2003 fiscal year was $1,005,406 compared to an exchange gain of $97,434 for the 2002 fiscal year. The Company has not used the futures or forwards market to hedge specific foreign exchange risks. In bidding for new work the Company has taken the new level of exchange rates into account in order to maintain existing profit margins.

Amortization

Amortization charges in 2003 were $799,284 compared to $647,393 in 2002. The increase is due to a full year's amortization on the 2002 building addition and increased expenditures on third party computer software in 2002 and 2003.

Interest Expenses

Interest charges decreased in 2003 to $186,953 from $217,180 in 2002. Overall, interest on long-term debt increased in 2003 as a full year's interest on a mortgage taken out in mid 2002 is included in 2003. Interest on the bank line of credit is lower in 2003 as the line was not used extensively in the first two quarters of the year. With the acquisition of PAT Traffic in the third quarter of the year, the bank line of credit was used more and will likely continue to be used through most of 2004.

Income Taxes

As a result of further income tax rate reductions in 2003 the Company reduced its provision for future income taxes by $168,000 in 2003. This resulted in an income tax recovery in 2003 of $109,186 compared to an expense of $752,000 in the 2002 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 39%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2003 before reflecting changes in other working capital accounts was $1,347,015 compared to $1,870,543 in 2002. Adjustments in non-cash working capital reduced the cash flow from operations to $1,077,267 compared to $3,004,866 in 2002.

In August of the current fiscal year the Company purchased the inventory and equipment related to traffic and telematics business of PAT GmbH at a cost of $3,171,804. In October, the Company acquired all of the equity of PAT Compania Limitada. in Chile at a net cost of $612,630. In order to finance the PAT Traffic acquisition the Company increased its bank line of credit to $7.5 million. At the end of the year $4,835,000 was outstanding on the line. Most of the acquisition cost was attributed to inventory which management believes can be reduced substantially as the PAT Traffic business is integrated with IRD's existing business.

In the 2003 fiscal year IRD continued to retire long-term debt and purchase back share capital. During the year $105,438 was paid on long-term debt. At the beginning of the 2003 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2003 a total of 333,200 shares were repurchased at a cost of $341,095. These shares have been returned to the treasury of the Company and canceled. In the past three years the Company has purchased and canceled a total of 726,500 of its shares at a cost of $720,846.

Additions to capital assets in 2003 were $1,148,946 and included $360,229 for workzone safety system equipment which is rented to contractors or highway departments during construction projects, a $125,000 renovation of an old part of the Company's head office in Saskatoon, and computer equipment and service vehicles. Additions to capital assets in 2002 of $1,924,195 included $1,271,881 for expansion of the Company's Saskatoon facilities.

There was no new long-term debt issued in 2003 while in 2002 the existing mortgage financing was increased by $813,206 to $1,295,000 and the term was extended for another five years. In 2003 IRD generated further funds of $166,820 with the exercise of 195,000 employee stock options. During the 2002 fiscal year $486,440 was generated from the exercise of 778,067 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1,770,067 million to 734,500.

The working capital of the Company at the end of 2003 decreased to $9.4 million compared to $10.2 million at the end of 2002.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

The majority of IRD's revenues are generated as a result of the desire of transportation agencies around the world to monitor and enforce weight regulations on their roads. While the relative importance of this need makes IRD's market secure in the long run, periodic softness in this market occurs during economic recessions or as governments adjust their spending priorities for political reasons. This directly impacts IRD's revenues and profits. IRD addresses this risk by ensuring that it can adjust its business operations quickly to suit market demand and by continuing to diversify its markets and products so that it relies less on government funded projects. In 2003 IRD took a significant step in increasing this diversification with the acquisition of PAT Traffic and its markets in Asia, Europe and South America.

The Company contracts the majority of it s sales in US Dollars. As a result, fluctuation in the US Dollar against the Canadian Dollar could result in unanticipated movements in the Company's financial results, which are reported in Canadian Dollars. During the year ended November 30, 2003 CDN$/US$ exchange rates ranged from a low of $1.2924 to a high of $1.5745 with an average of $1.4015.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

The global Intelligent Transportation Systems (ITS) business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The acquisition of the traffic business of PAT GmbH is significant in that it gives IRD access to markets in Europe, Asia and Chile where it was not previously competitive. In 2002 the Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Future growth for this market looks strong as does the market for driver management systems that were also introduced in 2002 through a strategic partnership.

Over the short-term, growth of the North American market may continue to be impacted by delayed government funding for ITS projects in the U.S. However, growth in international markets looks promising in 2004, particularly in India, South America, Europe and Asia where PAT was previously a significant force.

IRD has established a target of achieving $100 million in annual sales. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005.

However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management is committed to increasing shareholder value and as a result has not yet found additional suitable candidates that would meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings, as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.